SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 22)*

LAZYDAYS HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

52110H 100

(CUSIP Number)

Christopher Shackelton/Adam Gray

105 Rowayton Avenue

Rowayton, CT 06853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52110H 100	13D/A	Page 2 of 11

1.	Names of reporting persons. Coliseum Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 86,687,158 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 86,687,158 (1)
11.	Aggregate amount beneficially owned by each reporting person 86,687,158 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 77.6% (2)
14.	Type of reporting person (see instructions) IA

(1)

Consists of (i) 34,937,393 shares of common stock, par value $0.0001 per share (the “Common Stock”); (ii) 41,555,591 Exchange Shares (as defined in Item 4 below) that will be automatically issued pursuant to the applicable Exchange Agreement (as defined in Item 4 below) when the Issuer files the Charter Amendment (as defined in Item 4 below); and (iii) 10,194,174 shares of Common Stock issuable upon the exercise of warrants at an exercise price of $3.83 per share of Common Stock (the “Warrants”).

(2)

The percentage set forth in Row 13 is calculated based upon 111,664,261 shares of Common Stock deemed to be outstanding pursuant to SEC Rule 13d-3, consisting of (i) 59,914,496 shares of Common Stock outstanding as of the close of business on November 15, 2024 as advised by the Issuer; (ii) 41,555,591 Exchange Shares Exchange Shares that will be automatically issued pursuant to the applicable Exchange Agreement when the Issuer files the Charter Amendment; and (iii) 10,194,174 shares of Common Stock that could be acquired within 60 days upon the exercise of the Warrants.

CUSIP No. 52110H 100	13D/A	Page 3 of 11

1.	Names of reporting persons. Coliseum Capital, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 65,299,999 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 65,299,999 (1)
11.	Aggregate amount beneficially owned by each reporting person 65,299,999 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 66.3% (2)
14.	Type of reporting person (see instructions) OO

(1)

Consists of (i) 26,766,609 shares of Common Stock; (ii) 30,378,051 Exchange Shares Exchange Shares that will be automatically issued pursuant to the applicable Exchange Agreement when the Issuer files the Charter Amendment; and (iii) 8,155,339 shares of Common Stock issuable upon the exercise of Warrants.

(2)

The percentage set forth in Row 13 is calculated based upon 98,447,886 shares of Common Stock deemed to be outstanding pursuant to SEC Rule 13d-3, consisting of (i) 59,914,496 shares of Common Stock outstanding as of the close of business on November 15, 2024 as advised by the Issuer (ii) 30,378,051 Exchange Shares that will be automatically issued pursuant to the applicable Exchange Agreement when the Issuer files the Charter Amendment; and (iii) 8,155,339 shares of Common Stock that could be acquired within 60 days upon the exercise of the Warrants.

CUSIP No. 52110H 100	13D/A	Page 4 of 11

1.	Names of reporting persons. Coliseum Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 65,299,999 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 65,299,999 (1)
11.	Aggregate amount beneficially owned by each reporting person 65,299,999 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 66.3% (2)
14.	Type of reporting person (see instructions) PN

(1)

Consists of (i) 26,766,609 shares of Common Stock; (ii) 30,378,051 Exchange Shares Exchange Shares that will be automatically issued pursuant to the applicable Exchange Agreement when the Issuer files the Charter Amendment; and (iii) 8,155,339 shares of Common Stock issuable upon the exercise of Warrants.

(2)

The percentage set forth in Row 13 is calculated based upon 98,447,886 shares of Common Stock deemed to be outstanding pursuant to SEC Rule 13d-3, consisting of (i) 59,914,496 shares of Common Stock outstanding as of the close of business on November 15, 2024 as advised by the Issuer (ii) 30,378,051 Exchange Shares that will be automatically issued pursuant to the applicable Exchange Agreement when the Issuer files the Charter Amendment; and (iii) 8,155,339 shares of Common Stock that could be acquired within 60 days upon the exercise of the Warrants.

CUSIP No. 52110H 100	13D/A	Page 5 of 11

1.	Names of reporting persons. Adam Gray
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 86,687,158 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 86,687,158 (1)
11.	Aggregate amount beneficially owned by each reporting person 86,687,158 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 77.6% (2)
14.	Type of reporting person (see instructions) IN

(1)

Consists of (i) 34,937,393 shares of Common Stock; (ii) 41,555,591 Exchange Shares that will be automatically issued pursuant to the applicable Exchange Agreement (when the Issuer files the Charter Amendment; and (iii) 10,194,174 shares of Common Stock issuable upon the exercise of Warrants.

(2)

The percentage set forth in Row 13 is calculated based upon 111,664,261 shares of Common Stock deemed to be outstanding pursuant to SEC Rule 13d-3, consisting of (i) 59,914,496 shares of Common Stock outstanding as of the close of business on November 15, 2024 as advised by the Issuer; (ii) 41,555,591 Exchange Shares Exchange Shares that will be automatically issued pursuant to the applicable Exchange Agreement when the Issuer files the Charter Amendment; and (iii) 10,194,174 shares of Common Stock that could be acquired within 60 days upon the exercise of the Warrants.

CUSIP No. 52110H 100	13D/A	Page 6 of 11

1.	Names of reporting persons. Christopher Shackelton
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 86,687,158 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 86,687,158 (1)
11.	Aggregate amount beneficially owned by each reporting person 86,687,158 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 77.6% (2)
14.	Type of reporting person (see instructions) IN

(1)

Consists of (i) 34,937,393 shares of Common Stock; (ii) 41,555,591 Exchange Shares that will be automatically issued pursuant to the applicable Exchange Agreement (when the Issuer files the Charter Amendment; and (iii) 10,194,174 shares of Common Stock issuable upon the exercise of Warrants.

(2)

The percentage set forth in Row 13 is calculated based upon 111,664,261 shares of Common Stock deemed to be outstanding pursuant to SEC Rule 13d-3, consisting of (i) 59,914,496 shares of Common Stock outstanding as of the close of business on November 15, 2024 as advised by the Issuer; (ii) 41,555,591 Exchange Shares Exchange Shares that will be automatically issued pursuant to the applicable Exchange Agreement when the Issuer files the Charter Amendment; and (iii) 10,194,174 shares of Common Stock that could be acquired within 60 days upon the exercise of the Warrants.

CUSIP No. 52110H 100	13D/A	Page 7 of 11

Explanatory Note: This Amendment No. 22 (this “Schedule 13D Amendment”) to the Schedule 13D (the “Initial 13D”) filed by the Reporting Persons (as defined below) with the U.S. Securities and Exchange Commission (the “Commission”) on March 26, 2018, relating to Common Stock of Lazydays Holdings, Inc. (the “Issuer”) (formerly known as Andina II Holdco Corp.), a Delaware corporation, and as amended and supplemented by Amendment No. 1 to the Initial 13D filed on December 17, 2018, by Amendment No. 2 to the Initial 13D filed on December 18, 2019, by Amendment No. 3 to the Initial 13D filed on May 20, 2020, by Amendment No. 4 to the Initial 13D filed on June 19, 2020, by Amendment No. 5 to the Initial 13D filed on August 5, 2020, by Amendment No. 6 to the Initial 13D filed on October 9, 2020, by Amendment No. 7 to the Initial 13D filed on November 27, 2020, by Amendment No. 8 to the Initial 13D filed on December 10, 2021, by Amendment No. 9 to the Initial 13D filed on December 14, 2021, by Amendment No. 10 to the Initial 13D filed on November 9, 2022, by Amendment No. 11 to the Initial 13D filed on November 14, 2022, by Amendment No. 12 to the Initial 13D filed on December 7, 2022, by Amendment No. 13 to the Initial 13D filed on March 2, 2023, by Amendment No. 14 to the Initial 13D filed on March 7, 2023, by Amendment No. 15 to the Initial 13D filed on March 20, 2023, by Amendment No. 16 to the Initial 13D filed on May 23, 2023, by Amendment No. 17 to the Initial 13D filed on November 30, 2023, by Amendment No. 18 to the Initial 13D filed on January 3, 2024, by Amendment No. 19 to the Initial 13D filed on May 17, 2024, by Amendment No. 20 to the Initial 13D filed on June 11, 2024 and by Amendment No. 21 to the Initial 13D filed on August 12, 2024, amends and supplements the items set forth herein.

As used in this statement, the term “Reporting Persons” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Adam Gray (“Gray”); and

•	Christopher Shackelton (“Shackelton”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

The information in Item 4 hereof is incorporated herein by reference.

The source and amount of funds used in purchasing the CCM PIPE Shares as described in Item 4 hereof by the CCP and a separate account investment advisory client of CCM (the “Separate Account”) were as follows:

Purchaser	Source of Funds	Amount
CCP	Working Capital	$11,250,000
Separate Account	Working Capital	$3,750,000

CUSIP No. 52110H 100	13D/A	Page 8 of 11

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

PIPE Purchase Agreements

On November 15, 2024 the Issuer entered into a securities purchase agreement (the “CCM PIPE Purchase Agreement”) with CCP and the Separate Account (collectively, the “CCM PIPE Purchasers”) for the sale and issuance of 10,992,330 shares of Common Stock to CCP and 3,640,776 shares of Common Stock to the Separate Account, in each case, at a price per share of $1.03 (the “CCM PIPE Shares”). On that same day, the Issuer entered into an additional securities purchase agreement (the “Additional Purchase Agreement”, together with the CCM PIPE Purchase Agreement, the “PIPE Purchase Agreements”) with certain investors (the “Additional PIPE Investors”, and, together with the CCM PIPE Purchasers, the “PIPE Purchasers”) for the sale and issuance of additional shares of Common Stock at a price of $1.03 (the “Additional PIPE Shares” and together with the CCM PIPE Shares, the “PIPE Shares”). The closing of the sale and issuance of the PIPE Shares occurred on November 15, 2024.

Pursuant to the terms of the PIPE Purchase Agreements, the Issuer agreed to file with the Commission a registration statement related to a proposed rights offering in which the holders of Common Stock (other than the PIPE Purchasers and certain other persons who irrevocably waived such rights) will receive non-transferable rights to purchase an aggregate of $25 million of Common Stock at the same price per share as the PIPE Shares.

Anti-Dilution Adjustments to Warrants

The issuance of the PIPE Shares triggered certain anti-dilution adjustments contained in the Warrants, which were previously exercisable for 2,000,000 shares of Common Stock at an exercise price of $5.25 per share. As a result of these anti-dilution adjustments, the Warrants are now exercisable for 10,194,174 shares of Common Stock at an exercise price of $3.83 per share of Common Stock.

Preferred Stock Exchange Agreements

Also on November 15, 2024, the Issuer entered into Preferred Stock Exchange Agreements (the “Exchange Agreements”) with CCP and the Separate Account, as well as certain other holders (collectively, the “Holders”) of the Issuer’s Preferred Stock. Pursuant to the Exchange Agreements, the Holders agreed to exchange approximately 600,000 shares of Preferred Stock for 66,488,498 shares of Common Stock (the “Exchange Shares”), eliminating the current accrued liquidation preference of the Preferred Stock of $68.5 million and annual dividend of $9 million. Approximately 150,000 shares of Preferred Stock and 16,622,238 Exchange Shares were exchanged and issued, respectively, on November 15, 2024, with the balance to be automatically exchanged and issued when the Issuer files an amendment to its Certificate of Incorporation to increase the authorized number of shares of Common Stock necessary to accommodate the exchange of the full amount of the Preferred Stock to Common Stock (the “Charter Amendment”). The necessary stockholders approved the Charter Amendment by written consent on November 15, 2024, and the Charter Amendment will be filed as soon as permitted after the filing of an information statement and required waiting period pursuant to Rule 14c-2 under the Exchange Act. The Issuer expects this will occur prior to December 31, 2024.

CUSIP No. 52110H 100	13D/A	Page 9 of 11

The following table sets forth for each of CCP and the Separate Account (i) the number of shares of Preferred Stock exchanged and the number of Exchange Shares received on November 15, 2024 and (ii) the number of shares of Preferred Stock to exchanged and the number of Exchange Shares to be received upon the filing of the Charter Amendment, in each case pursuant to the applicable Exchange Agreement:

	Number of Shares of Preferred Stock Exchanged on 11/15/2024	Number of Exchange Shares Received on 11/15/2024	Number of Shares of Preferred Stock to be Exchanged upon the filing of the Charter Amendment	Number of Exchange Shares to be Received upon the filing of the Charter Amendment
CCP	91,378	10,126,017	274,133	30,378,051
Separate Account	33,622	3,725,847	100,867	11,177,540

Total	125,000	13,851,864	375,000	41,555,591

The foregoing description of the terms of the Exchange Agreements is qualified in its entirety by the provisions of the Exchange Agreements, the form of which is filed as Exhibit 12 hereto and incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a)–(b)	The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 59,914,496 shares of Common Stock outstanding as of the close of business on November 15, 2024 as advised by the Issuer, as adjusted as described in the footnotes to the cover pages hereto.

(c)	The information in Item 4 hereof is incorporated herein by reference.

(d)	Except as set forth in Item 6 hereof, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

CCM is an investment adviser whose clients, including CCP and the Separate Account, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock and Preferred Stock. CC is the general partner of CCP. Gray and Shackelton are the managers of CC and CCM.

The information in Item 4 hereof is incorporated herein by reference.

CUSIP No. 52110H 100	13D/A	Page 10 of 11

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

12	Form of Preferred Stock Exchange Agreement, dated as of November 15, 2024, between Lazydays Holdings, Inc. and the holders of Series A Convertible Preferred Stock (incorporated by reference to exhibit 10.4 to the Form 8-K filed by the Issuer on November 18, 2024).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: November 19, 2024

COLISEUM CAPITAL MANAGEMENT, LLC		CHRISTOPHER SHACKELTON

By:	/s/ Chivonne Cassar Chivonne Cassar, Attorney-in-fact	By:	/s/ Chivonne Cassar Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL, LLC		ADAM GRAY

By:	/s/ Chivonne Cassar Chivonne Cassar, Attorney-in-fact	By:	/s/ Chivonne Cassar Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar Chivonne Cassar, Attorney-in-fact